UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-33768

AIX INC.

60/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Completion of Share Exchange Transaction with BGM Group Ltd.

On November 27, 2024 CISG Holdings Ltd., a wholly-owned subsidiary of AIX entered into a transaction agreement (the “Agreement”) with BGM Group Ltd. (Nasdaq: BGM) (“BGM”). Pursuant to the Agreement, CISG agreed to transfer to BGM its equity interests in RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Technology”), Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”) and Xinbao Investment’s subsidiaries, including RONS Insurance Sales & Service Co., Ltd., and Shenzhen Baowang E-commerce Co., Ltd., in exchange for 69,995,661 Class A ordinary shares of BGM at a consideration of approximately US$140,000,000 (the “Transaction”).

The Transaction has been completed on December 27, 2024, following which AIX, through CISG, beneficially owns 69,995,661 Class A ordinary shares of BGM, representing 72% of the total issued and outstanding ordinary shares, and 3.4% of the aggregate voting power, of BGM. Upon completion of the Transaction, BGM will take full control of the above-mentioned intelligent insurance platform and leverage its extensive resources in the global healthcare sector to accelerate the platform’s development and innovation.

As part of the Transaction, Mr. Jun Li will continue to assume the role of General Manager at RONS Technology and has ceased to serve as chief digital officer of AIX.

The Agreement has been filed by AIX with the SEC as Exhibit 99.1 to Form 6-K on November 29, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIX Inc.

By:	/s/ Yinan Hu
Name: Title:	Yinan Hu Chief Executive Officer

Date: December 30, 2024

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